December 3, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Linda Van Doorn
Senior Assistant Chief Accountant

Re:	CNL Income Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007 (“Form 10-K”) and
CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)
Form 10-Q for the quarterly period ended September 30, 2008 (“Form 10-Q”)
File No. 000-51288

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 19, 2008 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filings. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Significant Accounting Policies, page 65

1.	We note your disclosure on page 86 regarding contingent consideration totaling approximately $24 million related to certain acquisitions. Please clarify the portion of these payments, if any, expected to be accounted for as compensation based on the guidance of EITF 95-8 and SFAS 141.

Response: With respect to the contingent consideration totaling approximately $24 million, none of these payments are expected to be treated as compensation under the guidance in EITF 95-8 and SFAS 141. These amounts are all

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

December 3, 2008 Response

contingent purchase price adjustments to the sellers for real estate acquisitions that are based on the properties achieving specified earnings levels for a limited period of time following the acquisition. In future filings we will affirmatively state whether or not any contingent purchase consideration payments are expected to be accounted for as compensation based on the guidance in EITF 95-8, SFAS 141 or SFAS 141R, as applicable, for existing and future acquisitions. In addition, we note that we have not hired, nor do we anticipate that in the future we will hire, any employees of any sellers of any properties that we acquire.

Note 3 – Real Estate Investment Properties, page 71

2.	We note that you completed acquisitions totaling approximately $1.2 billion during 2007 and based on disclosures within various Form 8-K filings, it appears that several were significant. Please confirm that in future filings you will provide a description of the significant acquisitions completed during the year, including purchase price. Refer to paragraphs 51-53 of SFAS 141.

Response: We hereby confirm that in future filings we will provide a more detailed description of each significant acquisition completed during the year, including purchase price, in accordance with SFAS 141 paragraphs 51-53. To accomplish this, we propose a tabular presentation including the name of the property, acquisition date, description of property and purchase price, similar to that contained in the table set forth in Item 2 of Part I of the Form 10-K.

Note 6 – Investment in Unconsolidated Entities

Summarized Balance Sheet Data, page 76

3.	We note the difficulties experienced by the Wolf Partnership as disclosed on page 37 and the fact that you did not receive distributions during 2007 from the venture. Similarly, we note your discussion on page 47 on the difficulties that your Intrawest Venture is having due to rent collection issues and further note from the information on page 100 related to CNL Village Retail Partnership, which appears to be your Intrawest Venture, that they recorded a significant allowance for doubtful accounts related to their rents receivable as of December 31, 2007. We note your impairment policy described on page 66 related to these investments. Please clarify how these developments were taken into account in your impairment analysis relative to these ventures and your determination that their respective fair values exceeded their respective carrying amounts.

Response: Wolf Partnership – Due to the reduction in net operating income at the hotel properties owned by the Wolf Partnership and the consequent reduction in operating cash distributions to us from the Wolf Partnership, we have been monitoring the valuation of both our investment in the Wolf Partnership and the

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

December 3, 2008 Response

underlying hotel properties. In connection with filing our Form 10-K for the year ended December 31, 2007, we performed an impairment analysis and determined that the estimated fair market value of our investment in the Wolf Partnership exceeded our carrying value of the investment.

In performing our analysis, we considered the guidance in paragraph H of APB 18, “The Equity Method of Accounting for Investments in Common Stock” which states that a loss in value from an investment which is other than a temporary decline should be recognized. APB 18 further states that evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. It also notes that a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary.

We then considered SAB 59 (Topic 5 – Miscellaneous Accounting, Paragraph M), “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.” which provides several examples of factors that may indicate when a decline is other than temporary, including:

(a)	the length of the time and extent to which the market value has been less than the cost;

(b)	the financial condition and near-term prospects of the issuer (the Wolf Partnership in this case), including specific events which may influence the operations of the issuer such as a change in technology that may impair earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

(c)	the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

We believe that the decline in net operating profit and cash available for distributions from the Wolf Partnership is temporary and has primarily resulted from (i) an oversupply of competition in the respective markets in which the hotels operate, and (ii) a reduction in demand due to a severe regional, and more recently global, economic downturn. These properties, and the broader hotel market in general, have always been subject to an ongoing business cycle with periodic highs and lows, which along with various other individual regional market factors, result in variability in their performance from time to time. We believe that the markets in which the Wolf Partnership operates are subject to more variability than hotels in other locations due to their locations and the sensitivity to economic booms and busts in the Midwest region of the country. These waterpark hotels are also very seasonal in nature and can suffer poor operating results for an entire business year if they perform poorly during their seasonally busy period.

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

December 3, 2008 Response

We believe it is also relevant to note that under the terms of the partnership agreement governing the Wolf Partnership that we are entitled to a preferred return of annual operating cash distributions ahead of our partner. Specifically, on an annual basis the Company is entitled to receive all distributable cash up to an 11% return on our invested capital before our partner is entitled to receive any distributions. When net operating profits increase at the properties, the Company will be entitled to receive a majority of the cash available for distribution from the Wolf Partnership.

We determined that the fair market value of our investment in the Wolf Partnership exceeded our carrying value based on (i) the belief that the reduction in net operating income and cash available for distribution from the partnership resulted from a temporary decline and that operations would improve as the economy recovers and (ii) that when a recovery occurs, the Company will receive a majority of the distributable cash from the Wolf Partnership as a result of our preference on annual distributions. The Company also has the intent and ability to hold the investment through the duration of this economic cycle.

There is no quoted market price available for our interest in the Wolf Partnership and, therefore, in order to quantitatively determine that our investment was not impaired, we estimated the fair market value of our investment to be what a third party investor would pay for our preferred partnership interest. This amount is estimated based on the amount of future cash distributions we expect to receive taking into consideration the distribution preference we have over our partner. We have continued to reevaluate this conclusion and have updated our cash flow projections as conditions have warranted. If in the future we determine that due to competitive or other reasons the decline in value becomes other than temporary, we will write down our investment in the Wolf Partnership accordingly.

Intrawest Venture – With respect to the Intrawest Venture, although bad debt expense increased compared to prior years, the partnership nonetheless distributed $3.2 million in cash distributions to us during 2007. The operating performance of this venture is seasonal by nature and is dependent upon the amount of snow during a given ski season. A key consideration to note is that the partnership agreement for the Intrawest Venture allows the Company to receive a preference ahead of our partner on (i) annual operating distributions and (ii) upon liquidation of the venture. Specifically, upon liquidation the Company is entitled to a return of its capital together with an 11.5% internal rate of return before any returns are received by our partner.

For the Intrawest Venture, even if distributions from the venture remained at their current level for the foreseeable future, the fair market value of our investment would exceed our carrying value as a result of the cash distributions we would receive taking into consideration the preferences to which we are entitled.

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

December 3, 2008 Response

Note 13 – Mortgages and Other Notes Payable, page 82

4.	We note that your form 8-K dated April 6, 2007 and filed on June 18, 2007 included pro forma adjustments to reflect a $156 million in financing from third party lenders that you had a commitment for. Please tell us how this financing is reflected in your financial statements. To the extent that you did not enter into these financing arrangements, please clarify how you financed the acquisition and the consideration given to disclosing the change.

Response: We did not ultimately enter into the third party financing of approximately $156 million. We did not need to incur the debt financing in connection with our acquisition of certain water and theme parks from PARC Management, LLC because we received greater than anticipated proceeds through our common stock offering. Instead, the acquisition was funded with cash proceeds from our sales of common stock and from the seller financing disclosed in the pro forma adjustments.

The considerations given to not disclosing the change in source of funds for the acquisition included (i) the immaterial impact on the pro forma earnings per share for the period ended March 31, 2007 after removing the effects of interest expense related to the anticipated financing, and (ii) the fact that subsequent filings under the Securities Act of 1933 of pro forma financial information disclosed the removal of such financing (in the Post-Effective Amendment filed October 15, 2007).

Certifications

5.	We note that your certifications were not filed in the exact form as outlined in Item 601 (B)(31)(i) of Regulation S-K. Some of the discrepancies include replacing the language “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case on an annual report)” with “fourth fiscal quarter” in paragraph 4(d) and deleting the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5. Similarly we note that your certifications filed in conjunction with your June 30, 2008 and September 30, 2008 10-Qs include discrepancies such as replacing the word “report” with the words “quarterly report” in paragraphs 2, 3, 4(a) and 4(c) and deleting the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please confirm that future filings will include certifications in the exact form as outlined in Item 601 (B)(31)(i) of Regulation S-K.

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

December 3, 2008 Response

Response: We hereby confirm that future filings will include certifications in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Condensed Consolidated Statements of Cash Flows, page 4

6.	Please tell us what consideration you gave to presenting the components of cash provided by operating activities on the face of the statement or in the notes as discussed in paragraph 30 of SFAS 95.

Response: In presenting cash provided by operating activities in accordance with paragraph 30 of SFAS 95, we also considered the guidance in S-X 10-01(a)(4), which allows the statement of cash flows to be abbreviated, “starting with a single figure of funds provided by operations and showing other changes individually only when they exceed 10% of the average funds provided by operations for the most recent three years.” We interpret this to mean that cash flows from operating activities may be shown as one line item and that cash flows from investing and financing activities may be abbreviated for line items that did not exceed 10% of the average cash flows from operating activities for the most recent three years.

Note 15 – Subsequent Events, page 19

7.	We note the discussion regarding EAGLE Golf including your agreement to defer rent owed through December 31, 2008 in order to provide them with working capital. Please tell us how these circumstances have impacted your valuation of assets related to this tenant and other tenants, given the current environment and the fact that your properties are primarily related to leisure activities which may be more sensitive to economic trends.

Response: EAGLE Golf has been impacted by the current economic downturn, particularly the downturn in housing which significantly affects golf membership sales at certain locations. Additionally, EAGLE Golf has been unable to access the debt and capital markets for additional working capital due to the current environment. This lack of access to the credit markets has adversely affected EAGLE Golf’s ability to pay us the full amount of rent due under its leases especially during the fourth quarter of 2008 which is a seasonally slow period for golf at many locations. As a result of these conditions, we agreed to defer and ultimately expect to forgive rent totaling $9.3 million during 2008 in exchange for the release of EAGLE Golf’s $11.8 million cash security deposit to us, among other things. We also entered into an agreement whereby we can terminate leases with EAGLE Golf and re-lease the properties to new tenants.

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

December 3, 2008 Response

Because of these events, we evaluated the underlying real estate properties leased to Eagle Golf for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). In performing this analysis for the individual golf properties, we analyzed the probability-weighted undiscounted expected future cash flows that we believe will be generated from each individual property over our expected holding period. We then compared the total undiscounted expected future cash flows to the carrying value of each property and determined that they were not impaired.

At this time, we are in the process of evaluating several options related to these properties including leasing some of the golf courses to other qualified golf operators and/or amending the terms of leases with EAGLE Golf to reduce the amount of base rent in the near term. Overall we anticipate that annual rents for these courses, whether leased to EAGLE Golf or other operators, may temporarily be reduced by 25 to 30 percent from the rents that were due under the terms of the original leases. However, even under new leases with reduced rental terms, we expect that the cash flows will still recover our current carrying value of the assets.

In addition to the Eagle Golf properties, in connection with the preparation of our Form 10-Q for the quarterly period ended September 30, 2008, we performed impairment analyses based on the criteria in SFAS 144 for all of our leased properties and concluded that none of our properties were impaired.

With respect to our focus on properties which are primarily related to leisure activities, we stated in our Current Report on Form 8-K dated November 20, 2008 (the “November 20, 2008 8-K”) that part of our strategy has been to focus on properties which are regional or drive-to in nature. We believe this strategy will actually help insulate us from the full impact of the current economic downturn. While individuals may forgo an expensive vacation to a destination resort, evidence shows that they will still spend time with their families on leisure activities. For example, families may drive to a regional ski resort rather than flying to Aspen or they may go to their regional theme park rather than taking a trip to Walt Disney World. This has been high-lighted in various articles and publications, for example:

1.	“Avoiding high gas prices with a ‘staycation’”

(http://www.msnbc.msn.com/id/24859538/)

2.	“The Joy of the Staycation”

(http://online.wsj.com/article/SB121149947651915811.html?mod=googlenews_wsj)

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

December 3, 2008 Response

As stated in the November 20, 2008 8-K, this trend has also been reflected in our operating results for certain of our larger tenants. For example, PARC Management, our largest tenant for gated theme park attractions reported that total 2008 operating season attendance was up 11 percent over the 2007 operating season. At Darien Lake, a regional park in western New York, attendance in 2008 was up 19 percent over 2007. Boyne Resorts, our largest tenant for ski resorts, reported that as of the end of October 2008, preseason pass sales at all resorts are at the same level or higher than in 2007. Preseason pass sales at Northstar at Tahoe (leased by Booth Creek) are up 25 percent over 2007. These year over year comparisons are especially positive when considering that the 2007-2008 season was already record-breaking as a result of abundant snowfall.

Although we have seen some evidence that certain of our properties may be insulated somewhat from the current environment, we certainly expect that some of our properties will continue to be negatively affected by the current economic downturn that may likely continue for an extended period of time. As a result, we have and will continue to closely monitor the operating results of each of our properties. For example, we review rent coverage compared to budget for each of our properties on a monthly basis and have asset managers visiting properties and communicating with our tenants on a regular basis. Whenever the situation warrants, we will evaluate our properties for impairment based on the operating trends or other events which impact each location.

* * * *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

December 3, 2008 Response

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 650-1000.

Sincerely,

/s/ Tammie A. Quinlan
Tammie A. Quinlan
Executive Vice President and Chief Financial Officer

cc:	Jaime John
Staff Accountant